Exhibit 12.1

Meritage Homes Corporation

Calculation of Ratio of Earnings to Total Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income from continuing operations before income taxes and minority interest	247,519	218,060	189,464	208,417	177,672
Income from equity method investees	(15,959)	(19,042)	(12,759)	(10,422)	(12,805)

	231,560	199,018	176,705	197,995	164,867
Add/(deduct):
+ Fixed Charges	82,278	72,952	69,753	60,541	53,285
+ Amortization of Capitalized Interest	64,824	58,182	44,435	32,143	24,668
+ Distributed income of equity method investees	15,337	16,959	12,650	11,613	13,013
- Interest capitalized	(75,192)	(65,176)	(51,577)	(53,211)	(36,060)

Earnings available for fixed charges	318,807	281,935	251,966	249,081	219,773

Fixed Charges:
Interest and other financial charges expensed and capitalized	79,045	70,348	67,542	58,374	51,152
Interest factor attributed to rentals (a)	3,233	2,604	2,211	2,167	2,133

Fixed Charges	82,278	72,952	69,753	60,541	53,285
Ratio of earnings to fixed charges (b)	3.9x	3.9x	3.6x	4.1x	4.1x

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by the Company to be representative of the interest factor inherent in rent.
(b)	There was no outstanding preferred stock during the periods presented; therefore, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were the same.